December 9, 2014

VIA EDGAR TRANSMISSION

Ms. Stephanie Ciboroski

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Northern Trust Corporation
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 26, 2014
File No. 000-05965

Dear Ms. Ciboroski:

Northern Trust Corporation (Northern Trust) is in receipt of the Securities and Exchange Commission staff’s comment letter, dated November 28, 2014, on Northern Trust’s 2013 Form 10-K, File No. 000-05965. Further to the telephone discussion between ourselves today, we will provide our responses to the letter no later than December 31, 2014.

Should you have any questions, please contact me at (312) 630-0693 or Stephanie Greisch, Corporate Secretary, at (312) 444-4508.

Yours sincerely,

By: /s/ Jane B. Karpinski

Jane B. Karpinski

Senior Vice President and Controller

(Principal Accounting Officer)